06008805

SECURI... ...ION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66961 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/31/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toyota Financial Services Securities USA Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue
(No. and Street)

Torrance (City) California (State) 90501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Carter 310-4686197
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 17 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2006
WASH, D.C.
152

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

7/13/06

# OATH OR AFFIRMATION

I, Charles J. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ ~~See Attached Document (Notary to cross out lines 1–6 below)~~

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 25th day of May, 2006, by
Date — Month — Year

(1) Charles J. Carter,
Name of Signer

☒ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DEBORAH L. DIAZ
Comm. No. 1661384
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 22, 2010
CMD-1

Place Notary Seal Above

[signature]
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______________________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 with Report of Independent Auditors
For the Period from January 31, 2005 (Inception) through March 31, 2006

# Index

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

# Report of Independent Auditors

To the Board of Directors and Stockholder of Toyota Financial Services Securities USA Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation (the "Company"), a wholly-owned subsidiary of Toyota Financial Services America Corporation, at March 31, 2006, and the results of its operations and its cash flows for the period from January 31, 2005 (inception date) to March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

May 24, 2006

# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Financial Condition

| | March 31, 2006 |
|---|---|
| **Assets** | |
| Cash | $279,940 |
| Deposits | 1,123 |
| Total Assets | $281,063 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Total liabilities | $11,638 |
| | |
| Stockholder's equity: | |
| Capital stock, $0.001 par value; 10,000 shares authorized; | |
| 2,500 issued and outstanding | 3 |
| Additional paid-in-capital | 249,997 |
| Retained earnings | 19,425 |
| Total stockholder's equity | 269,425 |
| | |
| Total Liabilities and Stockholder's Equity | $281,063 |

*See accompanying notes to audited financial statements.*

# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Income

| | For the period from January 31, 2005 (Inception) - March 31, 2006 |
|---|---|
| Total commission revenues | $52,500 |
| Total operating expenses | 21,437 |
| Income before income taxes | 31,063 |
| Provision for income taxes | 11,638 |
| Net income | $19,425 |

*See accompanying notes to audited financial statements.*

# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Stockholder's Equity

| | Capital Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balance at January 31, 2005 | - | $ - | $ - | $ - | $ - |
| Issuance of capital stock | 2,500 | 3 | 249,997 | - | 250,000 |
| Net income | - | - | - | 19,425 | 19,425 |
| Balance at March 31, 2006 | 2,500 | $3 | $249,997 | $19,425 | $269,425 |

*See accompanying notes to audited financial statements.*

# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Cash Flows

| | For the period from January 31, 2005 (Inception) - March 31, 2006 |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $19,425 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in deposits | (1,123) |
| Increase in liabilities | 11,638 |
| Total adjustments | 10,515 |
| Net cash provided by operating activities | 29,940 |
| **Cash flows from financing activities:** | |
| Proceeds from issuance of common stock | 250,000 |
| Net cash provided by financing activities | 250,000 |
| Net increase in cash | 279,940 |
| Cash at the beginning of the period | - |
| Cash at the end of the period | $279,940 |

**Supplemental Disclosures**

| | |
|---|---|
| Interest paid | $ - |
| Income taxes paid | $ - |

*See accompanying notes to audited financial statements.*

## Note 1 - Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services Americas Corporation ("TFSA"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling medium term notes issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSA.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and securities commissions in multiple states. TFSS was formed for the purpose of directly offering Toyota debt products to the United States debt market.

Subsequent to the Company's incorporation, an application was filed with the NASD to request the ability to conduct business as a broker-dealer. In November 2005, the Company received approval from the NASD. The original business plan targeted medium term notes issued by TMCC.

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by or on behalf of its parent, TFSA, in the form of shared services to support the formation and ongoing operations of TFSS. Such services are governed by a Shared Expense Agreement between TFSA and the Company.

## Note 2 - Summary of Significant Accounting Policies

### Revenue Recognition

The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are adjusted to reflect changes in tax rates and laws in the period such changes are enacted resulting in adjustments to the current fiscal year's provision for income taxes.

The Company is part of the TFSA consolidated federal income tax return. TFSS does not file a separate state income tax return but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMA") or other subsidiaries of TFSA. State income tax expense, however, is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. Based on the state tax sharing agreement between TFSA and TMA, TFSS pays for its share of the combined income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the combined state income tax returns.

## Note 3 - Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets and liabilities, as calculated under regulatory accounting practices. At March 31, 2006, the Company's net capital, as defined, was $268,302 as compared to a minimum requirement of $5,000.

**Note 4 – Provision for Income Taxes**

Income tax expense consists of the following:

| | For the period from January 31, 2005 (Inception) – March 31, 2006 |
|---|---|
| Current | |
| Federal | $10,472 |
| State | 1,166 |
| Total current | 11,638 |
| Deferred | |
| Federal | - |
| State | - |
| Total deferred | - |
| Provision for income taxes | $11,638 |

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

| | For the period from January 31, 2005 (Inception) – March 31, 2006 |
|---|---|
| Provision for income taxes at U.S. federal statutory tax rate | 33.71% |
| State and local taxes (net of federal tax benefit) | 3.75% |
| Effective tax rate | 37.46% |

**Note 5 - Related Party Transactions**

The Company has entered into a Shared Expense Agreement with TFSA to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TFSA and certain of its other subsidiaries, provide the Company with office space, office equipment, office supplies, administrative services and other services at no cost to the Company. No amounts are due as of March 31, 2006 relating to the Shared Expense Agreement.

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of its affiliate, TMCC.

**Note 6 - Contingencies**

In the normal course of business, the Company is party to various claims as well as various regulatory examinations. As of March 31, 2006, there was no pending litigation or claims against the Company.

## Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

## Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

| | March 31, 2006 |
|---|---|
| Total Assets | $281,063 |
| Less Total Liabilities | 11,638 |
| Net Worth | 269,425 |
| Add Approved Subordinated Loans | - |
| Less Non-Allowable Assets | 1,123 |
| Tentative Net Capital | 268,302 |
| Less Haircuts | - |
| Net Capital | $268,302 |

| | |
|---|---|
| Minimum Net Capital | $5,000 |
| Excess Net Capital | $263,302 |
| Excess Net Capital at 120% | $262,302 |
| Aggregate Indebtedness | $11,638 |
| Aggregate Indebtedness/Net Capital | 4% |

## Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

## Schedule II

Statement Pursuant to Rule 17a-5(d)(4) under the Securities Exchange Act of 1934
For the Period from January 31, 2005 (Inception) through March 31, 2006

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's March 31, 2006 Part IIA FOCUS filing.

# Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

## Schedule III

Statement Regarding Rule 15c3-3

For the Period from January 31, 2005 (Inception) through March 31, 2006

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

## Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of Toyota Financial Services Securities USA Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Toyota Financial Services Securities USA Corporation (the "Company") for the period from January 31, 2005 (inception date) to March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

May 24, 2006